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FORM 3                                    U.S. SECURITIES AND EXCHANGE COMMISSION                               OMB APPROVAL
                                                  Washington, D.C. 20549                                  OMB Number 3235-0104
                                                                                                          Expires: December 31, 2005
                                   INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES                Estimated average burden
                                                                                                          hours per response....0.5
                                 Filed pursuant to Section 16(a) of the Securities Exchange
                                     Act of 1934, Section 17(a) of the Public Utility
                                   Holding Company Act of 1935 or Section 30(f) of the
                                             Investment Company Act of 1940




(Print or Type Responses)
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1. Name and Address              2. Date of Event          4. Issuer Name and Ticker or Trading Symbol   6. If Amendment,
   of Reporting Person              Requiring Statement                                                     Date of Original
                                    (Month/Day/Year)                                                        (Month/Day/Year)

SHATLEY      WILLIAM     E.           10/08/02               OVERHILL FARMS, INC.    OFI(1)
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(Last)     (First)     (Middle)  3. I.R.S.                 5. Relationship of Reporting Person(s)        7. Individual or Joint /
                                    Identification            to Issuer                                     Group Filing (Check
                                    Number of                 (Check all applicable)                        applicable line)
2727 EAST VERNON AVENUE             Reporting Person
--------------------------------    (voluntary)                X  Director        10% Owner                 X  Form filed by One
   (Street                                                    ---             ---                          --- Reporting Person
VERNON     CA            90058      --------------------       X  Officer         Other
--------------------------------                              --- (give title --- (specify                     Form filed by More
(City)   (State)        (Zip)                                     below)          below)                   --- than One Reporting
                                                              SR. VICE PRESIDENT, TREASURER                        Person
                                                              -----------------------------
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                                         Table I-- Non-Derivative Securities Beneficially Owned
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1.   Title of Security              2.   Amount of Securities            3.   Ownership Form:       4. Nature of Indirect Beneficial
     (Instr. 4)                          Beneficially Owned                   Direct (D)               Ownership (Instr. 5)
                                         (Instr. 4)                           or Indirect (I)
                                                                              (Instr. 5)

COMMON STOCK                             123,250 (2)                          D (2)
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COMMON STOCK                             79,100 (2)(3)                        I (2)(3)
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Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 5 (b)(v).


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FORM 3 (continued)
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   Table II-- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
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1.   Title of       2.  Date Exer-               3.  Title and Amount of               4. Conver-    5.  Ownership     6. Nature of
     Derivative         cisable and                  Securities Underlying                sion or        Form of          Indirect
     Security           Expiration                   Derivative Security                  Exercise       Derivative       Beneficial
     (Instr. 4)         Date                         (Instr. 4)                           Price of       Security:        Ownership
                        (Month/Day/                                                       Derivative     Direct (D) or    (Instr. 5)
                          Year)                                                           Security       Indirect (I)
                                                                                                         (Instr. 5)
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                      Date          Expiration             Title          Amount or
                    Exercisable        Date                               Number of
                                                                          Shares

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Explanation of Responses:

(1)  Proposed ticker symbol reserved with the American Stock Exchange.
(2) Shares of common stock of Overhill Farms, Inc. expected to be distributed to the reporting person in the spin-off transaction described in the Registration Statement on Form 10 of the issuer. In the spin-off, Overhill Corporation will distribute to its stockholders one share of common stock of the issuer for every two shares of common stock of Overhill Corporation that the stockholders owned on September 30, 2002. Overhill Corporation has not yet distributed the shares of common stock of the issuer as of the date of this Form 3. The reporting person directly holds 246,500 shares of common stock of Overhill Corporation, as disclosed on a Form 4 filed with the Securities and Exchange Commission on October 10, 2001.
(3) Consists of shares that the reporting person will be deemed to beneficially own as a general partner in a family limited partnership following the distribution of 79,100 shares of common stock of the issuer in the spin-off transaction described in Note 2 above. The reporting person indirectly holds 158,200 shares of common stock of Overhill Corporation that the reporting person is deemed to beneficially own as a general partner in a family limited partnership, as disclosed on a Form 4 filed with the Securities and Exchange Commission on October 10, 2001.

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** Intentional misstatements of facts constitute Federal Criminal
    Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).



                                                                                   By:  /s/ William E. Shatley         10/15/02
                                                                                      -----------------------------  --------------
Note:  File three copies of this Form, one of which must be manually signed.       **Signature of reporting person      Date
       If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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